Exhibit 99.1

Uppsala 15 May 2019

PRESS RELEASE

Oasmia postpones the release of the Q4 and year-end report to 28 June

The Board of Oasmia has decided to postpone the release of the fourth quarter and year-end 2018/2019 report from 5 June 2019 to 28 June 2019. The delay is a result of the ongoing review initiated by the new Board in March 2019. There are a number of time-consuming and outstanding investigations and evaluations that need to be finalized, decided upon and accordingly rightly valued in the accounts. Those involved in this process include the management, the board, specialists consulted as well as the auditors.

“Due to outstanding issues in the review, and also to make sure that fact-based decisions can be made, the Board has decided to postpone the release of the year-end report,” says Jörgen Olsson, Chairman of Oasmia.

The ongoing review includes both valuation issues in the balance sheet as well as strategic planning discussions. The latter are conducted in co-operation with former Chairman of the Board and the CFO.

The outcome of the review and initiatives initiated by Oasmia’s new Board will communicated to the market as soon as there is relevant information to be shared.

For further information, please contact

IR@Oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information was submitted for publication, through the agency of the contact person set out above, at 08:00 CEST on 15 May 2019.